Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three and Six Month Periods Ended
June 30, 2008 and 2007

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

Thousands of Canadian dollars (unaudited)	June 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$2,617	$10,162
Accounts receivable	1,202	2,277
Inventories	1,794	1,297
Prepaid expenses and deposits	1,708	2,893
	7,321	16,629
Restricted cash and deposits	400	400
Foreign currency contract	-	1,515
Property, plant and equipment (note 7)	7,037	7,971
	$14,758	$26,515
LIABILITIES and SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$1,479	$963
Other current liabilities	729	866
	2,208	1,829
Convertible debentures	18,806	17,664
Other long-term liabilities	1,515	874
	22,529	20,367

Shareholders' equity (deficit)
Share capital (note 4(a))	112,871	108,704
Warrants (note 4(a, b))	624	1,256
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 4(g))	7,387	6,432
Deficit	(138,911)	(120,502)
	(7,771)	6,148
	$14,758	$26,515

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “David Williams”

      Signed “Wilmot Matthews”

Director

Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Thousands of Canadian dollars (unaudited) except for per share amounts and shares outstanding	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Product revenue	$ 1,426	$ 54	$ 3,467	$ 190
Cost of sales	1,205	93	3,130	235
	221	(39)	337	(45)
Expenses
General and administrative	1,463	1,351	2,813	2,705
Stock based compensation (note 4(c))	736	3,008	1,688	3,100
Manufacturing and product development	1,798	1,685	3,052	3,195
Marketing and business development	558	582	1,048	1,324
Amortization of property, plant and equipment	320	482	652	1,163
Restructuring charges	-	31	-	174
Provision for accounts receivable	4,265	-	4,265	-
Provision for prepaid expenses	794	-	794	-
	9,934	7,139	14,312	11,661
Loss before undernoted items	(9,713)	(7,178)	(13,975)	(11,706)
Net loss on foreign currency contracts	(190)	-	(1,501)	-
Fair value of guarantee (note 9)	-	-	(687)	-
Other income	122	197	276	311
Write down of property plant and equipment (note 7)	(306)	-	(306)	-
Interest and accretion	(1,118)	(1,082)	(2,216)	(2,980)
Non-controlling interest	-	-	-	21
Net loss	(11,205)	(8,063)	(18,409)	(14,354)
Deficit, beginning of period	(127,706)	(103,434)	(120,502)	(97,241)
Adjustment due to adoption of new accounting pronouncement	-	-	-	98
Deficit, end of period	$(138,911)	$ (111,497)	$ (138,911)	$ (111,497)
Basic and diluted loss
per common share	$ (0.08)	$ (0.06)	$ (0.14)	$ (0.13)
Basic and diluted weighted average number
of shares outstanding	135,752,802	131,469,175	135,195,351	114,464,803

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30	Six months ended June 30
Thousands of Canadian dollars (unaudited)	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net loss	$(11,205)	$(8,063)	$(18,409)	$(14,354)
Items which do not involve cash
Amortization of property, plant and equipment	362	482	734	1,163
Debenture accretion	580	512	1,142	1,818
Net loss on foreign currency contracts	190	-	1,501	-
Amortization of deferred gain on sale of property, plant and equipment	(20)	(20)	(39)	(40)
Non-cash restructuring charges	-	-	-	72
Stock based compensation (note 4 (c))	736	3,008	1,688	3,100
Write down of property, plant and equipment (note 7)	336	-	336	-
Non-controlling interest in net loss	-	-	-	(21)
Fair value of guarantee (note 9)	-	-	687	-
Other non-cash items	(11)	(53)	(5)	(77)
	(9,032)	(4,134)	(12,365)	(8,339)
Change in non-cash working capital	2,526	(434)	2,234	(4,430)
	(6,506)	(4,568)	(10,131)	(12,769)
Financing activities:
Issue of share capital	348	(68)	2,828	29,640
Issue of promissory notes	-	-	-	4,889
Repayment of promissory notes	-	-	-	(1,400)
Repayment of other long-term liabilities	(8)	28	(24)	(22)
	340	(40)	2,804	33,107
Investing activities:
Purchase of property, plant and equipment	(175)	(105)	(218)	(209)
Restricted cash and deposits	-	-	-	53
Change in non-cash investing working capital	-	83	-	83
	(175)	(22)	(218)	(73)
Increase (decrease) in cash and cash equivalents	(6,341)	(4,630)	(7,545)	20,265
Cash and cash equivalents, beginning of period	8,958	26,094	10,162	1,199
Total cash and cash equivalent, end of period	2,617	21,464	2,617	21,464

Cash	1,069	107	1,069	107
Cash equivalent	1,548	21,357	1,548	21,357
Total cash and cash equivalent, end of period	$2,617	$21,464	$2,617	$21,464

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except for per share amounts)

1.

Basis of presentation:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year-ended December 31, 2007. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the financial position and results of operations for the respective periods. These interim consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

2.

Future operations:

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities. For the six months ended June 30, 2008, RS reported a net loss of $18.4 million. At June 30, 2008, RS had positive working capital of $5.1 million and a deficit of $138.9 million.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products and products incorporating RS’s products.

3.

Significant accounting policies:

Adoption of new accounting standards

Capital disclosures

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs (note 6).

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipment. The impact to opening inventory is immaterial and during the period, the

Company recognized $0.02 million of amortization in cost of sales and $0.06 million in inventory.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

Financial instruments

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

3.

Significant accounting policies (continued):

Section 3862 provides expanded disclosure requirements that provide additional detail on financial assets and liability categories (note 5).

Section 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset (note 5).

4.

Shareholders’ equity:

(a)  Authorized and issued share capital:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2007 (in 000’s)	133,005	$ 108,704	4,425	$ 1,256
Warrants exercised	1,612	1,568	(1,612)	-
Transfer to share capital on exercise of warrants	-	632	-	(632)
Stock options exercised	1,100	1,260	-	-
Transfer to share capital on exercise of options	-	406	-	-
Restricted share units exercised	216	301	-	-
Balance, June 30, 2008	135,933	$ 112,871	2,813	$ 624

Subsequent to June 30, 2008, 9,615,385 common shares were issued for gross proceeds of $10 million (note 9a).

(b) Warrants:

The following table summarizes information about the warrants outstanding as of
June 30, 2008 (in 000’s):

Price	Outstanding	Expiry
$0.86	313	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, June 30, 2008	2,813

Subsequent to June 30, 2008, 1,445,000 warrants were exercised for total proceeds of
$1.4 million.

(c) Stock based compensation:

During the period, RS recorded $ 1.2 million (2007 - $ 1.7 million) in stock-based compensation expense that relates to stock options granted to employees and non-employees. In addition,
$0.5 million (2007 – $1.3) of stock-based compensation has been recorded related to the granting of restricted share units.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

4.

Shareholders’ equity (continued):

(d) Stock options outstanding:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2007	6,056	$1.33
Granted	3,675	1.32
Forfeited	(29)	2.05
Change in grantee status to non-employee	(1,309)	1.58
Exercised	(1,000)	1.18
Outstanding, June 30, 2008	7,393	$1.31

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2007	686	$1.38
Forfeited	(250)	1.45
Change in grantee status from employee	1,309	1.58
Exercised	(100)	0.80
Outstanding, June 30, 2008	1,645	1.56

The following table summarizes information about the stock options outstanding as at

June 30, 2008:

Price range	Outstanding	Average years	Exercisable
$0.40 – 0.80	160	1.14	160
0.81 – 1.20	1,393	3.18	1,373
1.21 – 1.45	5,020	4.38	835
1.46 – 2.40	2,465	2.64	637
$0.40 – 2.40	9,038	3.37	3,005

(e)

Restricted shares

Under the Company’s restricted share unit plan, the Company has granted 634,769 restricted share units in the period to employees of the Company, 215,807 units vested immediately. The amounts to vest net of forfeitures are as follows: 169,856 units vest in 2009, 95,469 units vest in 2010 and 100,000 units vest in 2011. The units granted resulted in non-cash compensation expense of $0.5 million, valued at the stock price on the grant date.

(f)

Deferred share unit plan

Under the Company’s deferred share unit (“DSU”) plan, directors have the option to defer their annual fees. Currently, all directors have elected to be compensated under the DSU plan. Annual fees are converted to DSUs which will be converted to cash upon the director leaving the board. Each DSU has an initial value equal to the volume weighted average price for the five days preceding the granting date of one common share. The value of a DSU when converted to cash is equivalent to the market value of one common share at the time the conversion takes place. If dividends are paid on RS’s common shares, DSUs will attract dividends in the form of additional DSUs at the same rate as dividends on common shares.
A director cannot convert DSUs to cash until the director ceases to be a member of the board. The liabilities for DSUs are revalued to market on a quarterly basis, as at June 30, 2008
$0.2 million is included in other current liabilities.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

4.

Shareholders’ equity (continued):

(g) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2007	$ 6,432
Stock-based compensation	1,361
Stock options exercised	(406)
Balance, June 30, 2008	$ 7,387

5.

Financial instruments:

At June 30, 2008, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable, accrued liabilities and other liabilities approximate their carrying amounts due to the short-term nature of these instruments. At June 30, 2008, the fair value of the convertible debenture is approximately $23.7 million.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks the Company is exposed to are described below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The management believes the loan guarantee and contingencies (note 9) present the most liquidity risk. Management uses internally prepared cash flow forecasts to seek to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. At June 30, 2008, the Company had a cash balance of $2.6 million. The Company does not have a stand-by credit facility.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

5.

Financial instruments (continued):

The following are the contractual maturities of financial liabilities as at June 30, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$1,479	$1,479	$1,479	-	-	-
Other liabilities	$2,244	$360	$360	-	-	-
Convertible debenture	$18,806	$25,000	-	-	-	$25,000
	$22,529	$26,839	$1,839	-	-	$25,000

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets, liabilities and administrative costs are denominated primarily in Canadian dollars.
A substantial portion of sales, and raw material and product purchases are denominated in US dollars. The Company does not engage in any hedging or currency trading activities.
The effects of the foreign exchange changes on these transactions and related balances are not significant and foreign exchange gains and losses are included in general and administrative expenses.

A 10 percent increase or decrease in the Canadian/US exchange rate would have impacted the income of the Company by $0.05 million for the quarter.

ii)

Interest rate risk

The Company has significant cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent borrowing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

A one percent increase or decrease in interest rates would have impacted the income of the Company during the quarter ended June 30, 2008 by approximately $0.05 million.

6.

Capital management:

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED June 30, 2008 and 2007

(Unaudited)

6.

Capital management (continued):

The Company’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements

7.

Bazalt:

The Company decided to give up its 49% interest in Bazalt Inwestycje Sp. Z o.o., a variable interest entity in which the Company is the primary beneficiary, in exchange to have certain claims against the Company withdrawn.

As the result, the Company wrote down $0.4 million of property, plant and equipment and a reversal of $0.1 million of a shareholder loan.

8.

Contingencies:

In the ordinary course of business, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and third parties. Management believes that adequate provisions have been recorded in the accounts where applicable. Although it may not be possible to estimate accurately the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies would not have a material effect on the financial position of the Company.

In June 2008, the Company was served with a legal claim relating to an agreement negotiated in 2003. Due to the recency of the receipt of this claim, the outcome is not determinable at this time. However, management is of the view that the claim is without merit.

9.

Subsequent events:

(a)

On July 11, 2008, RS completed a private placement for gross proceeds of $10 million, issuing 9,615,385 common shares at $1.04 per share.

RS intends to use the proceeds of the offering for general corporate purposes.

All of the common shares issued by RS pursuant to the private placement are subject to a hold period until November 12, 2008.

(b)

In August 2007, the Company entered into a definitive agreement with Global Composite Manufacturing Inc. (“GCM”). The Company has provided loan guarantees to GCM’s lenders of $2.1 million on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment and $4.0 million on a full recourse basis. The guarantees would be called upon if GCM fails to perform under its obligations to its lenders. The Company has recorded the fair value of the guarantee which has been estimated at $0.7 million. This amount is included in “other long-term liabilities” on the Company’s balance sheet.

On August 1, 2008, RS applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver of GCM.

RS applied for the appointment of an interim receiver pursuant to section 47.1 of the Bankruptcy and Insolvency Act as a result of GCM's default under the amended and restated manufacturing and licensing agreement (“MLA”). The Company made the application to ensure the continued production of its RStandard utility poles.

The Company has a contingent liability of $6.1 million as a result of GCM’s default under the MLA arising from the loan guarantees provided by RS to GCM’s lenders. The outcome of this contingent liability is uncertain at this time pending the end results of GCM’s receivership.

6.

Comparative figures:

Certain comparative figures have been reclassified to conform to the current financial statement presentation.